Exhibit 21.1

List of Subsidiaries

The table below is a complete list of the Company’s subsidiaries as of December 31, 2021:

Name	Principal Activities	Country
Somos Educação S.A (“Somos”)	Content & EdTech Platform	Brazil
Somos Sistemas de Ensino S.A (“Somos Sistemas”)	Content & EdTech Platform	Brazil
Livraria Livro Fácil Ltda. (“Livro Fácil”)	Digital Platform	Brazil
Colégio Anglo São Paulo Ltda. (“Colégio Anglo”)	Content & EdTech Platform	Brazil
A&R Comercio e Serviços de Informática Ltda. (“Pluri”)	Content & EdTech Platform	Brazil
Mind Makers Editora Educacional (“Mind Makers”)	Content & EdTech Platform	Brazil
Meritt Informação Educacional Ltda. (“Meritt”)	Content & EdTech Platform	Brazil
Sociedade Educacional da Lagoa Ltda (“SEL”)	Content & EdTech Platform	Brazil
Nota 1000 Serviços Educacionais Ltda (“Redação Nota 1000”)	Content & EdTech Platform	Brazil
EMME – Produções de Materiais em Multimídia Ltda (“EMME”).	Digital Platform	Brazil
Editora De Gouges S.A (“De Gouges”)	Content & EdTech Platform	Brazil